Exhibit 99.1

AGC NETWORKS TO ACQUIRE BLACK BOX,

CREATING A SIGNIFICANT GLOBAL TECHNOLOGY SOLUTIONS PROVIDER

Expands Offerings, Scale and Geographic Reach to Service Global Enterprise Clients

Offer Price Represents a 24% Premium Over Most Recent Closing Price on Friday, November 9, 2018

DALLAS, MUMBAI, SINGAPORE and PITTSBURGH, November 11, 2018 – A wholly-owned subsidiary of global solutions integrator AGC Networks Ltd (BSE/NSE: AGCNET), AGC Networks Pte. Ltd. in Singapore and Black Box Corporation (NASDAQ:BBOX) announced today that they have entered into a definitive merger agreement under which AGC Singapore would acquire all the outstanding shares of Black Box for $1.08 per share in cash, subject to customary closing conditions and regulatory approvals. The Black Box Board of Directors unanimously approved the merger agreement following a thorough review of the full range of available strategic, financial and capital structure alternatives, which Black Box commenced and announced on February 6, 2018. The transaction is expected to close prior to the end of the calendar year.

The combination with Black Box will provide a substantial increase in AGC’s presence and offerings in North America. In addition, AGC will enhance its footprint in providing technologies and services throughout six continents. The acquisition will be significant for AGC, expected to add over $600 million in annual revenue and approximately 3,000 team members serving clients worldwide.

“We have known Black Box for many years and believe that its skilled teams and strong client relations with world-class enterprises and partners will allow us to better serve our global clients,” said Sanjeev Verma, Executive Director and CEO of AGC Networks. “The merger of our two companies will create a unique organization that has the scale to deliver world-wide technical solutions to the largest organizations.”

“We were looking for a partner that could provide us with the resources to grow our services and products businesses in a way that benefitted clients and employees,” said Joel Trammell, CEO of Black Box. “As we visited in depth with the AGC team, it became obvious that the fit was very strong and that the combination would make our company more exceptional. I look forward to working with Sanjeev and his team to build a world class global technology services company.”

Under the terms of the merger agreement, an indirect wholly owned U.S. subsidiary of AGC Singapore will commence a tender offer to purchase all of the outstanding shares of Black Box common stock for $1.08 per share in cash. Upon the successful completion of the tender offer, the U.S. subsidiary of AGC Singapore would acquire all remaining shares of common stock not tendered in the offer for $1.08 per share through a second-step merger. The tender offer and the second-step merger are subject to customary conditions, including the tender of a majority of the outstanding shares of Black Box common stock. The U.S. subsidiary of AGC Singapore is financing the merger through a combination of equity and debt. Pathlight Capital will serve as administrative agent for the senior credit facilities.

Strategic Rationale

The transaction brings together two global IT solutions providers that share a “client focus” approach and are committed to accelerating their clients’ business. AGC brings its strong presence in India, the Middle East and Pacific Rim to complement Black Box’s services focus in the Americas and Europe, while also enhancing the presence in other global markets. Both companies provide full managed services capabilities in Unified Communications and Collaboration, Cloud, Data Center and Edge Technologies. AGC adds its expertise in digital applications and cybersecurity to Black Box’s strong infrastructure and mobility background. The transaction will enhance their technology vendor partners’ reach in global markets, verticals and clients. The Black Box products business will continue to offer its full portfolio of products directly and through channel partners.

Advisors

Raymond James & Associates is acting as financial adviser to Black Box and Jones Day is serving as legal counsel with Morris Nichols Arsht & Tunnell LLP as special Delaware counsel. SunTrust Robinson Humphrey is serving as financial adviser to AGC and Alston & Bird is serving as legal counsel. GLC Advisors and Rubin Capital are serving AGC as financial advisers in arranging capital.

About AGC Networks

AGC Networks is the client’s trusted global technology integrator to architect, deploy, manage and secure their IT environment through customized solutions and services that accelerate their business. AGC partners with the world’s best brands in Unified Communications, Data Center & Edge IT, Cyber Security (CYBER-i) and Digital Transformation & Applications. For more information log on to www.agcnetworks.com.

About Black Box

Black Box is a leading digital solutions provider dedicated to helping customers design, build, manage and secure their IT infrastructure. Black Box delivers high-value products and services through its global presence and approximately 3,000 team members. To learn more, visit the Black Box Web site at http://www.blackbox.com.

Notice to Investors and Security Holders

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common stock of Black Box or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by AGC and/or its affiliates, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Black Box. The offer to purchase Black Box common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF BLACK BOX ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Forward-Looking Statements

All of the statements in this document, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Black Box by AGC, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the tender offer, the merger and related transactions, including, for example, the timing of the completion of the merger and the potential benefits of the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, Black Box’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many Black Box stockholders will tender their shares of Black Box common stock in the tender offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that Black Box will terminate the merger agreement to enter into an alternative business combination, refinancing, or other recapitalization transaction; (v) the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived; (vi) the risk that the merger agreement may be terminated in circumstances requiring Black Box to pay a termination fee; (vii) risks related to the filing or filings to be made with

CFIUS, and unanticipated developments in related law; (viii) the possibility that the transactions contemplated by the merger agreement may not be timely completed, if at all; (ix) the risk that, prior to the completion of the transactions contemplated by the merger agreement, if at all, Black Box’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption, whether due to uncertainty related to the tender offer, the merger and related transactions, degradation in Black Box’s financial performance, or other factors; (x) the risk that the equity financing, debt financing or both to be obtained by AGC and/or its affiliates are unavailable to complete the Offer or the Merger; (xi) the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; (xii) the risk that Black Box does not generate sufficient cash flow from operations to meet its obligations during the period prior to the completion of the transactions contemplated by the merger agreement; (xiii) the risks and uncertainties pertaining to Black Box’s business; and (xiv) other factors included elsewhere in Black Box’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by AGC and/or its affiliates in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Black Box’s SEC reports, including, without limitation, the risks described in Black Box’s Annual Report on Form 10-K for its fiscal year ended March 31, 2018, and Black Box’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, each of which are on file with the SEC. Black Box’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on Black Box’s website at https://www.blackbox.com/ under the Investor Relations section or upon request via phone at 724-873-6788. Black Box disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

AGC Networks	Black Box Corporation
Mike Carney	David J. Russo
Senior Vice President	Executive Vice President, Chief Financial Officer
Phone: +1 214 258 1612	and Treasurer
Email: legal.us@agcnetworks.com	Phone: (724) 873-6788
Email: investors@blackbox.com